08004168

THAICOM
THAICOM PUBLIC COMPANY LIMITED

RECEIVED
2008 AUG 11 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 24, 2008

Judy Kang
Assistant Vice President, Depositary Receipts
The Bank of New York Mellon Corporation
101 Barclay Street, 22nd Floor
New York, NY 10286

SUPPL

Shin Satellite PLC

Dear Ms. Kang,

Please process the reimbursement of the payments for the investor relations Reuters service in accordance with the copy of invoice attached.

- Invoice number 08-001401 dated July 2, 2008 for a total of US$ 2,728.50

Please pay the amount in US dollars to our account given below:

BNP Paribas, New (SWIFT: BNPAUS3N)
Account Banque Nationale de Paris, Singapore
Account No. 200-195286-003-39
CHIPS UID 064920
Favoring Shin Satellite Plc.
Account No. 50-056002-001-75-USD

As Corporate Communications Department has no record of the funds being transferred, please confirm, by e-mail if possible, when completed so that we can inform the finance department here.

Yours sincerely,

Tanadit Charoenchan
Chief Financial Officer
Thaicom Public Company Limited

Tel. +662 596 5072
Fax. +662 591 0705

PROCESSED
AUG 12 2008
THOMSON REUTERS

8/11

REUTERS

REUTERS (THAILAND) LIMITED
968 U Chu Liang Bldg., 34th-35th Fl., Rama IV Rd.,
Silom, Bangrak, Bangkok 10500
Tel :+66 (0) 2648-9600
Fax :+66 (0) 2648-9700
TAX ID NO. 3011790809

Reuters contact for enquiry :

Payment: KANYARAT CHAROENSAP
Tel: +66 (0) 2648-9662
Order Management Centre
Email ID: Asia.OrderManagement@Reuters.Com
Tel: 0018 0061 21002

THAICOM PUBLIC COMPANY LIMITED
41/103 MOO.8, RATTANATHIBET ROAD,
TAMBOL BANGKRASOR, AMPHUR MUANG,
NONTHABURI 11000

Installation Address/Reference:
THAICOM PUBLIC COMPANY LIMITED
41/103 MOO.8, RATTANATHIBET ROAD,
TAMBOL BANGKRASOR, AMPHUR MUANG,
NONTHABURI 11000

ATTN.KHUN THANYALUK BUATHONG

Please quote on payment remittance:
Account Number : TH05966-001
Invoice Number : 08-001401 Page 1
Date : 02-07-08

INVOICE / TAX INVOICE / RECEIPT

Item No	Ref no.	Duration From To	Days	Qty	Service	Unit Price Per Month	Gross Price	Net Price	VAT Amount	Total USD
1		01.07.-30.09.08	90	1	REUTERS KNOWLEDGE (C)	850.00	2,550.00	2,550.00	178.50	2,728.50

END

Net Total	VAT Total	Total USD
2,550.00	178.50	2,728.50

EXCHANGE RATE 1 USD = BAHT 33.3085

VAT RATE: 7.000%

Net Total(Baht)	VAT Total(Baht)	Total(Baht)
84,936.67	5,945.57	90,882.24

Payment due immediately on receipt of invoice.
Credit notes should be offset against total payment.

This computer generated invoice/credit note requires no signature.
Pls pay by crossed cheque "A/C PAYEE ONLY" payable
to "REUTERS (THAILAND) LIMITED"

This Receipt will be valid only when payment has been received by Reuters